UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2013

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

(Translation of registrant’s name into English)

3-6 Akasaka 2-chome, Minato-ku, Tokyo, 107-8414, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

INFORMATION INCLUDED IN THIS REPORT

1.	English translation of a company announcement made on October 28, 2013 regarding the Consolidated Business Results for the Second Quarter of the Fiscal Year Ending March 31, 2014 (U.S. GAAP).

2.	English translation of a company announcement made on October 28, 2013 regarding the Revisions to the Projected Business Results for the Fiscal Year Ending March 31, 2014(Consolidated and Non-consolidated).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: October 29, 2013	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

2

Komatsu Ltd.

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: October 28, 2013

URL: http://www.komatsu.com/

Consolidated Business Results for Six Months of the Fiscal Year Ending

March 31, 2014 (U.S. GAAP)

1. Results for Six Months Ended September 30, 2013

(Amounts are rounded to the nearest million yen)

(1) Consolidated Financial Highlights

		Millions of yen except per share amounts
	Six Months ended September 30, 2013	Six Months ended September 30, 2012	Changes Increase (Decrease)
	[A]	[B]	[A-B]	[(A-B)/ B]
Net sales	925,121	930,849	(5,728)	(0.6)%

Operating income	108,946	111,264	(2,318)	(2.1)%

Income before income taxes and equity in earnings of affiliated companies	112,461	105,384	7,077	6.7%

Net income attributable to Komatsu Ltd.	78,810	66,112	12,698	19.2%

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥82.69	¥69.42	¥13.27

Diluted	¥82.60	¥69.37	¥13.23

Note:	Comprehensive income for six months ended September 30, 2013 and 2012

2013:         111,632 millions of yen, up 375.4% from 2012

2012:         23,483 millions of yen, down 33.5% from 2011

(2) Consolidated Financial Position

	Millions of yen except per share amounts
	As of September 30, 2013	As of March 31, 2013
Total assets	2,546,689	2,517,857

Total equity	1,337,738	1,252,695

Komatsu Ltd. shareholders’ equity	1,278,449	1,193,194

Komatsu Ltd. shareholders’ equity ratio	50.2%	47.4%

Komatsu Ltd. shareholders’ equity per share (Yen)	¥1,341.23	¥1,252.33

2. Dividends

(For the fiscal years ended March 31, 2013 and ending March 31, 2014)			Yen
	The entire FY ending March 31, 2014		The entire FY ended March 31, 2013
	Results	Projection
First quarter period
Second quarter period	29.00	—	24.00
Third quarter period
Year-end	—	29.00	24.00

Total		58.00	48.00

Note:	Changes in the projected cash dividend as of October 28, 2013: None

3. Projection for the Fiscal Year Ending March 31, 2014

(From April 1, 2013 to March 31, 2014)

	Millions of yen except per share amounts
	The full fiscal year
		Changes
Net sales	1,860,000	(1.3)%

Operating income	210,000	(0.8)%

Income before income taxes and equity in earnings of affiliated companies	209,000	2.1%

Net income attributable to Komatsu Ltd.	136,000	7.7%

Net income attributable to Komatsu Ltd. per share—basic (Yen)	¥142.69

Notes: 1) Changes in the projected consolidated business results as of October 28, 2013: Applicable

 2) Percentages shown above represent the rates of change compared with the corresponding period a year ago.

4. Others

(1)	Changes in important subsidiaries during the six months period under review: None

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in Significant Accounting Rules, Procedures and Presentation and Changes in Significant Accounting Policies and Estimates

1)	Changes resulting from revisions in accounting standards, etc: Applicable

2)	Changes in other matters except for 1) above: Applicable

Note: See (4) Others on page 10 for more details.

(4)	Number of common shares outstanding

1)	The numbers of common shares issued (including treasury stock) were as follows:

As of September 30, 2013: 983,130,260 shares

As of March 31, 2013: 983,130,260 shares

2)	The numbers of shares of treasury were as follows:

As of September 30, 2013: 29,941,260 shares

As of March 31, 2013: 30,351,401 shares

3)	The weighted average numbers of common shares outstanding were as follows:

Six months period ended September 30, 2013: 953,073,969 shares

Six months period ended September 30, 2012: 952,319,152 shares

[Reference]

Results for Three Months Ended September 30, 2013

		Millions of yen except per share amounts
	Three Months ended September 30, 2013	Three Months ended September 30, 2012	Changes
	[A]	[B]	[A-B]	[(A-B)/B]
Net sales	469,962	460,901	9,061	2.0%

Operating income	56,533	55,546	987	1.8%

Income before income taxes and equity in earnings of affiliated companies	60,872	54,142	6,730	12.4%

Net income attributable to Komatsu Ltd.	41,519	33,988	7,531	22.2%

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥43.56	¥35.69	¥7.87

Diluted	¥43.51	¥35.66	¥7.85

[Reference]

Projection of the Company for the Fiscal Year Ending March 31, 2014

(From April 1, 2013 to March 31, 2014)

	Millions of yen except per share amounts
	The full fiscal year
		Changes
Net sales	700,000	(5.3)%

Ordinary profit	145,000	69.8%

Net income	125,000	89.3%

Net income per share (Yen)	¥131.07

Notes: Percentages shown above represent the rates of change compared with the corresponding period a year ago.

Appendix

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results	P.5

(2) Financial Conditions	P.8

(3) Projection for the Fiscal Year Ending March 31, 2014	P.9

(4) Others	P.10

Consolidated Financial Statements

(1) Consolidated Balance Sheets	P.12

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	P.14

(3) Consolidated Statements of Cash Flows	P.18

(4) Note to the Going Concern Assumption	P.19

(5) Business Segment Information	P.19

(6) Note in Case of Notable Changes in the Amount of Shareholders’ Equity	P.20

(7) Others	P.20

Management Performance and Financial Conditions

(1) Outline of Operations and Business Results

Komatsu Ltd. (“Company”) and its consolidated subsidiaries (together “Komatsu”) embarked on the “Together We Innovate GEMBA Worldwide” three-year mid-range management plan in April 2013. Under this plan, Komatsu has started to make focused efforts on 1) growth strategies based on innovation, 2) growth strategies of existing businesses, and 3) structural reforms designed to reinforce the business foundation.

For the first six-month period (April 1 – September 30, 2013) of the fiscal year ending March 31, 2014, which represents the first year of the mid-range management plan, overall demand for construction equipment remained almost flat from the corresponding period a year ago, albeit with regional variances. Meanwhile, demand for mining equipment continued slack, as commodity prices still stayed behind recovery. As a result, sales of the construction, mining and utility equipment business declined from the corresponding period a year ago. With respect to the industrial machinery and others business, sales volume of machine tools as well as sheet-metal and press machines increased, centering on the automobile manufacturing industry. Consolidated net sales for the first six-month period decreased by 0.6% from the corresponding period a year ago, to JPY 925.1 billion (USD 9,440 million, at USD1=JPY98). Concerning profits, while Komatsu continued to make efforts to improve selling prices and production costs in addition to further depreciation of the Japanese yen as an external factor, it faced a sharp drop in sales volume of mining equipment, especially in Indonesia. Operating income declined by 2.1% to JPY108.9 billion (USD 1,112 million), and operating income ratio was 11.8%, down 0.2 percentage points from the corresponding period a year ago. Income before income taxes and equity in earnings of affiliated companies increased by 6.7% to JPY 112.4 billion (USD 1,148 million), and net income attributable to Komatsu Ltd. advanced by 19.2% to JPY 78.8 billion (USD 804 million) for the six-month period under review.

[Consolidated Financial Highlights]			Millions of yen
	Six Months ended September 30, 2013 1USD=JPY98.0 1EUR=JPY128.2 1RMB=JPY15.9	Six Months ended September 30, 2012 1USD=JPY79.6 1EUR=JPY101.5 1RMB=JPY12.6	Changes Increase (Decrease)
	[A]	[B]	[(A-B)/B]
Net sales	925,121	930,849	(0.6)%

Construction, Mining and Utility Equipment	830,071	839,150	(1.1)%

Industrial Machinery and Others	99,599	97,199	2.5%

Elimination	(4,549)	(5,500)	—

Segment profit	109,093	111,280	(2.0)%

Construction, Mining and Utility Equipment	105,793	109,581	(3.5)%

Industrial Machinery and Others	4,808	3,301	45.7%

Corporate & elimination	(1,508)	(1,602)	—

Operating income	108,946	111,264	(2.1)%

Income before income taxes and equity in earnings of affiliated companies	112,461	105,384	6.7%

Net income attributable to Komatsu Ltd.	78,810	66,112	19.2%

Note:	Sales and profit figures in this report show the respective sums of six months from April 1 to September 30, 2013. Unless otherwise noted, all sales by segment in this report indicate the amounts before elimination of inter-segment transactions.

Business results by operation are described below.

Construction, Mining and Utility Equipment

With respect to construction equipment, demand increased in Japan and upturned for recovery in China, while it declined in some other regions in the first six-month period under review. As a result, overall demand remained almost flat from the corresponding period a year ago. With respect to mining equipment, against the backdrop of prolonging sluggish prices of commodities, demand remained slack especially in Indonesia and Komatsu’s sales volume declined. Sales of parts advanced, reflecting an increase in the machine population of Komatsu construction and mining equipment, and the Japanese yen depreciated against the U.S. dollar, euro, renminbi and some other currencies compared to the corresponding period a year ago; however, first six-month sales of construction, mining and utility equipment declined by 1.1% from the corresponding period a year ago, to JPY 830.0 billion (USD 8,470 million), as impacted by a drop in sales volume of mining equipment. Segment profit decreased by 3.5% to JPY 105.7 billion (USD 1,080 million) for the six-month period under review.

Under such an environment, Komatsu began the market introduction of D61EXi/PXi medium-sized Machine Control dozers in North America, Europe and Japan. This model features the world’s first fully automatic blade control as a next-generation product designed to promote automation of construction and to lead Komatsu’s strategies based on innovation. Komatsu also worked to strengthen the aftermarket business, which includes the provision of services and sales of strategic parts, by using KOMTRAX (Komatsu Machine Tracking System), which is installed in over 300,000 units worldwide. With respect to new emission standards-compliant models, Komatsu continued their aggressive market introduction together with KOMATSU CARE, a new service program designed to reduce the total lifecycle costs of these models and prolong machine life.

During the six-month period under review, Komatsu completed the construction of a new manufacturing engineering development center in the Osaka Plant in order to strengthen its research and development operations of manufacturing engineering, a key technology to reform production and improve product performance. Komatsu also promoted activities to cut down electric power consumption to half at all plants in Japan, including the construction of new factories which are equipped with cutting-edge energy-saving facilities and are designed to achieve outstanding productivity at the Awazu Plant in Ishikawa Prefecture.

[Sales to Outside Customers of Construction, Mining and Utility Equipment by Region]				Millions of yen
	Six Months ended September 30, 2013	Six Months ended September 30, 2012	Changes Increase (Decrease)
	[A]	[B]	[A-B]	[(A-B)/B]
Japan	150,071	132,425	17,646	13.3%

North America	136,324	125,878	10,446	8.3%
Latin America	121,054	132,745	(11,691)	(8.8)%

Americas	257,378	258,623	(1,245)	(0.5)%

Europe	57,247	50,973	6,274	12.3%
CIS	35,760	41,183	(5,423)	(13.2)%

Europe & CIS	93,007	92,156	851	0.9%

China	72,758	62,528	10,230	16.4%

Asia*	91,923	130,928	(39,005)	(29.8)%
Oceania	87,177	99,194	(12,017)	(12.1)%

Asia* & Oceania	179,100	230,122	(51,022)	(22.2)%

Middle East	27,225	14,301	12,924	90.4%
Africa	49,236	47,513	1,723	3.6%

Middle East & Africa	76,461	61,814	14,647	23.7%

Total	828,775	837,668	(8,893)	(1.1)%

*	Excluding Japan and China

Komatsu’s operations by region are described below.

Japan

During the six-month period under review, demand for construction equipment increased, supported by demand in the regions destroyed by the Great East Japan Earthquake through full-scale civil engineering works which began with the construction and relocation of residences for community development in addition to an increase in public investment resulting from fiscal measures. Demand advanced especially in rental companies. As a result, sales increased from the corresponding period a year ago.

In September, Komatsu began the market introduction of the D61PXi medium-sized Machine Control dozer, starting with Komatsu Rental Ltd. and Komatsu-affiliated rental companies, which are very familiar with GNSS (Global Navigation Satellite System) technologies, such as GPS (Global Positioning System) and GLONASS, and management know-how of ICT devices. With respect to new products that are compliant with new emissions standards, which have become effective steadily, Komatsu launched over 30 models last year and has worked to expand their sales. In October, Komatsu began sales of HB205-2, the new emission standard-compliant model of the hybrid hydraulic excavator.

Americas

In North America, while demand increased in the housing and energy development sectors, that in the rental sector declined from the corresponding period a year ago. As a result, overall demand lacked a growth momentum in the first six-month period under review. Sales increased from the corresponding period a year ago, supported by the Japanese yen’s depreciation. In June, Komatsu launched D61EXi/PXi medium-sized Machine Control dozers first in North America and has steadily increased their sales.

In Latin America, while demand for construction equipment advanced in Brazil, the largest market of the region, demand for mining equipment for use in copper mines in Chile and Peru downturned due to a fall of the international price of copper, where demand had remained steady in the previous fiscal year. As a result, sales declined from the corresponding period a year ago.

Europe & CIS

In Europe, demand remained slack in Germany and France, among major markets, as economies slowed down against the backdrop of the Eurozone crisis. However, sales increased from the corresponding period a year ago, reflecting the Japanese yen’s depreciation.

In CIS, sales declined from the corresponding period a year ago, as impacted by demand downturned for mining equipment in gold mines. Based on the mid- to long-range perspective and following the agreements with Pacific National University last year, Komatsu donated hands-on training materials for a special course and opened the course taught by Komatsu engineers at Far Eastern Federal University. In collaboration with the University, the course is designed to develop human resources for construction, mining and road construction equipment.

China

Demand, which had been sluggish since FY2011, upturned in April this year. Sales of Komatsu’s flagship 20-ton class hydraulic excavators, which were launched in the previous fiscal year, advanced steadily, as did smaller models. Sales for 30-ton class hydraulic excavators also recovered in June this year. As a result, sales improved from the corresponding period a year ago. By maximizing the use of KOMTRAX, Komatsu worked to assess market conditions as quickly as possible and manage its inventories at an appropriate level.

Asia & Oceania

In Indonesia, the largest market of Southeast Asia, demand for mining and construction equipment dropped, as mainly affected by a plunge in the international price of thermal coals and continuing depreciation of the Indonesian rupiah. As a result, sales in Asia dropped from the corresponding period a year ago.

In Oceania, as both demand for mining equipment in iron ore mines and that for construction equipment remained sluggish, sales declined from the corresponding period a year ago. With respect to the large-scale project to deliver driverless dump trucks in Rio Tinto’s iron ore mines in Australia, Komatsu and Rio Tinto continued to make good progress as one solid team to succeed.

Middle East & Africa

In Turkey, a major market of the Middle East, while political instability continued to prevail in some aspects, demand for construction equipment remained steady, supported by an increase in public investment driven by the government. Sales increased in the Middle East from the corresponding period a year ago, partly reflecting the market conditions in Turkey.

In Africa, demand advanced in coal mines in South Africa and in copper mines in Zambia. As a result, sales increased from the corresponding period a year ago. Komatsu advanced its program with mining customers to improve their jobsite productivity by analyzing KOMTRAX information as part of brand management activities.

Industrial Machinery and Others

While demand for wire saws continued to stay sluggish, the sales volume of machine tools, as well as sheet-metal and press machines, advanced centering on the automobile manufacturing industry. As a result, sales of the industrial machinery and others business increased by 2.5% from the corresponding period a year ago, to JPY 99.5 billion (USD 1,016 million). Segment profit also improved by 45.7% to JPY 4.8 billion (USD 49 million) for the first six-month period under review.

Komatsu aggressively worked to expand sales of strategic products, such as NTG-4SP grinders, H1F-2 small AC Servo presses, and new KFL Series fiber laser cutting machines, all designed to enhance customers’ productivity, safety and environmental performance.

(2) Financial Conditions

As of September 30, 2013, total assets increased by JPY28.8 billion from the previous fiscal year-end, to JPY2,546.6 billion (USD 25,987 million), mainly due to the Japanese yen’s depreciation against U.S. dollar, euro and renminbi from the previous fiscal-year end. Interest-bearing debt declined by JPY58.8 billion from the previous fiscal year-end, to JPY620.8 billion (USD 6,336 million). Komatsu Ltd. shareholders’ equity increased by JPY85.2 billion from the previous fiscal year-end, to JPY1,278.4 billion (USD 13,045 million). As a result, Komatsu Ltd. shareholders’ equity ratio increased by 2.8 percentage points from the previous fiscal year-end, to 50.2%. Net debt-to-equity ratio* was 0.41, compared to 0.49 as of the previous fiscal year-end.

*	Net debt-to-equity ratio = (Interest-bearing debt – Cash and cash equivalents – Time deposits) / Komatsu Ltd. shareholders’ equity

For the first six-month period under review, net cash provided by operating activities totaled JPY163.6 billion (USD 1,670 million), an increase of JPY67.3 billion from the corresponding period a year ago, mainly due to the collection of notes and accounts receivable, coupled with increased net income. Net cash used in investing activities amounted to JPY76.1 billion (USD 777 million), an increase of JPY12.8 billion from the corresponding period a year ago mainly due to the purchase of fixed assets. Net cash used in financing activities totaled JPY91.9 billion (USD 939 million), mainly due to the repayment of debt, as compared to JPY31.9 billion used for the corresponding period a year ago. After adding the effects of foreign exchange fluctuations, cash and cash equivalents, as of September 30, 2013, totaled JPY91.6 billion (USD 935 million), a decrease of JPY1.9 billion from the previous fiscal year-end.

(3) Projection for the Fiscal Year Ending March 31, 2014

(From April 1, 2013 to March 31, 2014)

With respect to the construction, mining and utility equipment business, Komatsu is projecting that sales volume will outperform the amount, which Komatsu anticipated at the beginning of the current fiscal year, in Japan where demand has remained steady, and in China where demand has upturned for recovery. Meanwhile, demand for equipment for use in mines has lingered at a level significantly lower than Komatsu’s estimation made at the start of the fiscal year, mainly in Latin America, Oceania and Asia centering on Indonesia. In this light, Komatsu is assuming that sales of this business will fall short of its projection of April 25, 2013. Concerning profits, while facing a decline in sales volume in the construction, mining and utility equipment business, Komatsu is also assuming some factors of loss, including a future risk on the inventory of wire saws, whose demand has stayed slack in the industrial machinery and others business. Accordingly, Komatsu is estimating that profits will also fall short of its initial projection. Based on these conditions, Komatsu has revised its projections of consolidated sales and profits for the fiscal year, ending March 31, 2014.

As preconditions for its current projection, Komatsu is assuming the foreign exchange rates as follows: USD1=JPY96.5, EUR1=JPY125.6 and RMB1=JPY15.6. (Preconditions for its initial projection: USD1=JPY95, EUR1=JPY123 and RMB1=JPY15.3)

Projection for Consolidated Business Results for the Fiscal Year Ending March 31, 2014

			Millions of yen except per share amounts
	Earlier projection	Current projection	Changes		Results for FY ended March 31, 2013
	[A]	[B]	[B-A]	[(B-A)/A]
Net sales	2,050,000	1,860,000	(190,000)	(9.3)%	1,884,991

Operating income	305,000	210,000	(95,000)	(31.1)%	211,602

Income before income taxes and equity in earnings of affiliated companies	297,000	209,000	(88,000)	(29.6)%	204,603

Net income attributable to Komatsu Ltd.	184,000	136,000	(48,000)	(26.1)%	126,321

Net income attributable to Komatsu Ltd. per share—basic (Yen)	193.12	142.69	—	—	132.64

[Reference]

Projection of the Company for the Fiscal Year Ending March 31, 2014

Similarly, the Company is also projecting that non-consolidated volume of sales of mining equipment will decline in the construction, mining and utility equipment business. In this light, the Company has revised its projection of April 25, 2013 for non-consolidated net sales and profits for the fiscal year, ending March 31, 2014(April 1, 2013 – March 31, 2014).

Projection of the Company for the Fiscal Year Ending March 31, 2014

			Millions of yen except per share amounts
	Earlier projection	Current projection	Changes		Results for FY ended March 31, 2013
	[A]	[B]	[B-A]	[(B-A)/A]
Net sales	790,000	700,000	(90,000)	(11.4)%	738,871

Ordinary profit	175,000	145,000	(30,000)	(17.1)%	85,390

Net income	137,000	125,000	(12,000)	(8.8)%	66,016

Net income per share—basic (Yen)	143.71	131.07	—	—	69.28

(4) Others

(1)	Changes in important subsidiaries during the six month period under review: None

(2)	Use of simplified accounting procedures and adoption of specific accounting procedures for the preparation of consolidated quarterly financial statements: None

(3)	Changes in Significant Accounting Rules, Procedures and Presentation and Changes in Significant Accounting Policies and Estimates

1)	Changes resulting from revisions in accounting standards, etc.: Applicable

From the fiscal year ending March 31, 2014, Komatsu adopted the Accounting Standards Update (“ASU”) 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This adoption did not have any impact on Komatsu’s financial position and results of operations.

2)	Changes in other matters except for 1) above: Applicable

The Company and some of its consolidated subsidiaries which had adopted the declining balance method for depreciation of property, plant and equipment changed the depreciation method to the straight-line method beginning April 1, 2013.

Komatsu promotes continuous innovation of technologies by concentrating the production of high-value added and technologically important key components in Japan, and also undertakes integrated development and production under the Mother Plant system. As a general rule, Komatsu engages in local production in different parts of the world where there is sufficient market demand for its products. With respect to mainstay products, however, Komatsu has facilitated effective use of its global production capacities by cross sourcing finished products after producing them at its most cost-effective plants and exporting them in light of changes in market demand and foreign exchange rate. Komatsu is establishing its production efficiency, standardization of production and stable operation of production facilities through renewing its old factory buildings in Japan, reassessing logistics and reforming production process by technology innovation as well as cutting down electric power consumption in half at its plants in Japan. With respect to capital investment, Komatsu continues to invest in its production facilities for renovation at a constant level. In light of those activities, Komatsu expects stable production and facility utilization within its production capacity, and is able to receive economic benefits from those facilities at a constant rate throughout their durable periods.

As a result of reviewing its depreciation method, Komatsu concluded that the straight-line method would be an appropriate depreciation method to reflect its usage of property, plants and equipment and to allocate the costs in earnings.

The effect of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the six months ended September 30, 2013 decreased by approximately JPY5.3 billion. Net Income attributable to Komatsu Ltd. for the six months ended September 30, 2013 increased by approximately JPY3.3 billion. Both Basic and Diluted net income attributable to Komatsu Ltd. per common share for the six months ended September 30, 2013 increased by JPY3.50.

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for the Company’s principal products, owing to changes in the economic conditions in the Company’s principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving the Company’s objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of the Company’s research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

Consolidated Financial Statements

(1) Consolidated Balance Sheets

Assets

Millions of yen

	As of September 30, 2013		As of March 31, 2013
		Ratio (%)		Ratio (%)
Current assets
Cash and cash equivalents	¥91,675		¥93,620
Time deposits	369		217
Trade notes and accounts receivable, net	541,586		606,904
Inventories	679,938		633,647
Deferred income taxes and other current assets	162,547		157,668

Total current assets	1,476,115	58.0	1,492,056	59.3

Long-term trade receivables, net	245,136	9.6	235,825	9.4

Investments
Investments in and advances to affiliated companies	19,483		19,404
Investment securities	62,590		59,279
Other	2,656		2,574

Total investments	84,729	3.3	81,257	3.2

Property, plant and equipment
- less accumulated depreciation and amortization	616,017	24.2	585,220	23.2

Goodwill	35,132	1.4	34,703	1.4
Other intangible assets
- less accumulated amortization	57,234	2.2	58,523	2.3
Deferred income taxes and other assets	32,326	1.3	30,273	1.2

Total	¥2,546,689	100.0	¥2,517,857	100.0

Liabilities and Equity

Millions of yen

	As of September 30, 2013		As of March 31, 2013
		Ratio (%)		Ratio (%)
Current liabilities
Short-term debt	¥199,509		¥205,156
Current maturities of long-term debt	105,842		130,793
Trade notes, bills and accounts payable	234,508		226,275
Income taxes payable	25,567		33,227
Deferred income taxes and other current liabilities	230,991		232,125

Total current liabilities	796,417	31.3	827,576	32.8

Long-term liabilities
Long-term debt	315,530		343,814
Liability for pension and retirement benefits	51,013		49,912
Deferred income taxes and other liabilities	45,991		43,860

Total long-term liabilities	412,534	16.2	437,586	17.4

Total liabilities	1,208,951	47.5	1,265,162	50.2

Komatsu Ltd. shareholders’ equity
Common stock	67,870		67,870
Capital surplus	139,045		138,818
Retained earnings:
Appropriated for legal reserve	39,634		38,230
Unappropriated	1,089,030		1,034,504
Accumulated other comprehensive income (loss)	(14,915)		(43,440)
Treasury stock	(42,215)		(42,788)

Total Komatsu Ltd. shareholders’ equity	1,278,449	50.2	1,193,194	47.4

Noncontrolling interests	59,289	2.3	59,501	2.4

Total equity	1,337,738	52.5	1,252,695	49.8

Total	¥2,546,689	100.0	¥2,517,857	100.0

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Six months ended September 30, 2013 and 2012

Consolidated Statements of Income

Millions of yen except per share amounts

	Six Months ended September 30, 2013		Six Months ended September 30, 2012
		Ratio (%)		Ratio (%)
Net sales	¥925,121	100.0	¥930,849	100.0
Cost of sales	660,541	71.4	678,085	72.8
Selling, general and administrative expenses	155,487	16.8	141,484	15.2
Other operating income (expenses), net	(147)	(0.0)	(16)	(0.0)

Operating income	108,946	11.8	111,264	12.0

Other income (expenses), net
Interest and dividend income	2,286	0.2	2,268	0.2
Interest expense	(4,363)	(0.5)	(4,506)	(0.5)
Other, net	5,592	0.6	(3,642)	(0.4)

Total other income (expenses)	3,515	0.4	(5,880)	(0.6)

Income before income taxes and equity in earnings of affiliated companies	112,461	12.2	105,384	11.3

Income taxes	30,120	3.3	34,716	3.7
Income before equity in earnings of affiliated companies	82,341	8.9	70,668	7.6
Equity in earnings of affiliated companies	944	0.1	568	0.1
Net income	83,285	9.0	71,236	7.7
Less: Net income attributable to noncontrolling interests	4,475	0.5	5,124	0.6

Net income attributable to Komatsu Ltd.	¥78,810	8.5	¥66,112	7.1

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥82.69		¥69.42
Diluted	¥82.60		¥69.37

Consolidated Statements of Comprehensive Income

Millions of yen

	Six Months ended September 30, 2013	Six Months ended September 30, 2012
Net income	¥83,285	¥71,236
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	23,268	(43,822)
Net unrealized holding gains (losses) on securities available for sale	3,793	(6,513)
Pension liability adjustments	502	1,202
Net unrealized holding gains (losses) on derivative instruments	784	1,380

Total	28,347	(47,753)

Comprehensive income (loss)	111,632	23,483
Less: Comprehensive income (loss) attributable to noncontrolling interests	4,318	2,192

Comprehensive income (loss) attributable to Komatsu Ltd.	¥107,314	¥21,291

Three months ended September 30, 2013 and 2012

Consolidated Statements of Income

Millions of yen except per share amounts

	Three Months ended September 30, 2013		Three Months ended September 30, 2012
		Ratio (%)		Ratio (%)
Net sales	¥469,962	100.0	¥460,901	100.0
Cost of sales	335,175	71.3	334,930	72.7
Selling, general and administrative expenses	78,240	16.6	69,955	15.2
Other operating income (expenses), net	(14)	(0.0)	(470)	(0.1)

Operating income	56,533	12.0	55,546	12.1

Other income (expenses), net
Interest and dividend income	884	0.2	952	0.2
Interest expense	(2,116)	(0.5)	(2,383)	(0.5)
Other, net	5,571	1.2	27	0.0

Total other income (expenses)	4,339	0.9	(1,404)	(0.3)

Income before income taxes and equity in earnings of affiliated companies	60,872	13.0	54,142	11.7

Income taxes	17,576	3.7	17,572	3.8
Income before equity in earnings of affiliated companies	43,296	9.2	36,570	7.9
Equity in earnings of affiliated companies	653	0.1	338	0.1
Net income	43,949	9.4	36,908	8.0
Less: Net income attributable to noncontrolling interests	2,430	0.5	2,920	0.6

Net income attributable to Komatsu Ltd.	¥41,519	8.8	¥33,988	7.4

Net income attributable to Komatsu Ltd. per share (Yen)
Basic	¥43.56		¥35.69
Diluted	¥43.51		¥35.66

Consolidated Statements of Comprehensive Income

Millions of yen

	Three Months ended September 30, 2013	Three Months ended September 30, 2012
Net income	¥43,949	¥36,908
Other comprehensive income (loss), for the period, net of tax
Foreign currency translation adjustments	(5,377)	(5,022)
Net unrealized holding gains (losses) on securities available for sale	2,122	(2,081)
Pension liability adjustments	207	638
Net unrealized holding gains (losses) on derivative instruments	(103)	19

Total	(3,151)	(6,446)

Comprehensive income (loss)	40,798	30,462
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,131	2,760

Comprehensive income (loss) attributable to Komatsu Ltd.	¥38,667	¥27,702

(3) Consolidated Statements of Cash Flows

Millions of yen

	Six Months ended September 30, 2013	Six Months ended September 30, 2012
Operating activities
Net income	¥83,285	¥71,236
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	43,231	42,544
Deferred income taxes	1,376	(1,518)
Impairment loss and net loss (gain) from sale of investment securities	(1,498)	81
Net loss (gain) on sale of property	(1,346)	(249)
Loss on disposal of fixed assets	1,858	800
Pension and retirement benefits, net	1,397	1,077
Changes in assets and liabilities:
Decrease (increase) in trade receivables	73,959	54,536
Decrease (increase) in inventories	(32,488)	(23,186)
Increase (decrease) in trade payables	6,829	(47,492)
Increase (decrease) in income taxes payable	(8,153)	(4,777)
Other, net	(4,794)	3,255

Net cash provided by (used in) operating activities	163,656	96,307

Investing activities
Capital expenditures	(85,134)	(69,028)
Proceeds from sale of property	9,311	3,801
Proceeds from sale of available for sale investment securities	4,203	423
Purchases of available for sale investment securities	(33)	(3)
Acquisition of subsidiaries and equity investees, net of cash acquired	(4,539)	283
Collection of loan receivables	201	508
Disbursement of loan receivables	(16)	—
Decrease (increase) in time deposits, net	(147)	760

Net cash provided by (used in) investing activities	(76,154)	(63,256)

Financing activities
Proceeds from debt issued (Original maturities greater than three months)	83,745	176,194
Payment on debt (Original maturities greater than three months)	(111,077)	(210,272)
Short-term debt—net (Original maturities three months or less)	(34,894)	32,176
Repayments of capital lease obligations	(1,849)	(3,648)
Sale (purchase) of treasury stock, net	(16)	47
Dividends paid	(22,880)	(20,009)
Other, net	(5,011)	(6,438)

Net cash provided by (used in) financing activities	(91,982)	(31,950)

Effect of exchange rate change on cash and cash equivalents	2,535	(4,237)

Net increase (decrease) in cash and cash equivalents	(1,945)	(3,136)

Cash and cash equivalents, beginning of year	93,620	83,079

Cash and cash equivalents, end of period	¥91,675	¥79,943

(4) Note to the Going Concern Assumption

None

(5) Business Segment Information

1) Information by Operating Segments

Six Months ended September 30, 2013 and 2012

(For Six Months ended September 30, 2013)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	828,775	96,346	925,121	—	925,121

Intersegment	1,296	3,253	4,549	(4,549)	—

Total	830,071	99,599	929,670	(4,549)	925,121

Segment profit	105,793	4,808	110,601	(1,508)	109,093

(For Six Months ended September 30, 2012)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	837,668	93,181	930,849	—	930,849

Intersegment	1,482	4,018	5,500	(5,500)	—

Total	839,150	97,199	936,349	(5,500)	930,849

Segment profit	109,581	3,301	112,882	(1,602)	111,280

Three Months ended September 30, 2013 and 2012

(For Three Months ended September 30, 2013)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	412,870	57,092	469,962	—	469,962

Intersegment	564	2,129	2,693	(2,693)	—

Total	413,434	59,221	472,655	(2,693)	469,962

Segment profit	53,182	3,985	57,167	(620)	56,547

(For Three Months ended September 30, 2012)	Millions of yen

	Construction, Mining and Utility Equipment	Industrial Machinery and Others	Subtotal	Corporate & elimination	Total
Net sales:
Customers	408,747	52,154	460,901	—	460,901

Intersegment	627	1,959	2,586	(2,586)	—

Total	409,374	54,113	463,487	(2,586)	460,901

Segment profit	55,379	925	56,304	(288)	56,016

Notes: 1) Business categories and principal products & services included in each operating segment are as follows:

a)	Construction, Mining and Utility Equipment

Excavating equipment, loading equipment, grading & roadbed preparation equipment, hauling equipment, forestry equipment, tunneling machines, recycling equipment, industrial vehicles, other equipment, engines & components, casting products, and logistics

b)	Industrial Machinery and Others

Metal forging & stamping presses, sheet-metal machines, machine tools, defense systems, temperature-control equipment, and others

2)	Transfers between segments are made at estimated arm’s-length prices.

2) Geographic Information

Net sales determined by customer location were as follows:

For Six Months ended September 30, 2013 and 2012

Millions of yen

	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2013	193,608	272,858	96,179	87,722	198,278	76,476	925,121

FY2012	178,916	268,437	99,572	75,331	246,774	61,819	930,849

For Three Months ended September 30, 2013 and 2012

Millions of yen

	Japan	Americas	Europe & CIS	China	Asia* & Oceania	Middle East & Africa	Total
FY2013	113,574	140,959	44,692	39,966	92,854	37,917	469,962

FY2012	98,190	139,347	44,498	28,020	116,678	34,168	460,901

*	Excluding Japan and China

(6) Note in Case of Notable Changes in the Amount of Shareholders’ Equity

None

(7) Others

In the Consolidated Statements of Cash Flow, Komatsu disclosed its cash flow of short-term debt in financing activities on a net amount basis in the six months ended September 30, 2012. Komatsu discloses its cash flow on a net amount basis for the debts whose original maturities are three months or less in the six months ended September 30, 2013. The Consolidated Statements of Cash Flow for the six months ended September 30, 2012 has been re-presented to be consistent with September 30, 2013. This change does not have any impact on the total cash flow from financing activities.

(end)

For Immediate Release

Komatsu Ltd.

Corporate Communications Dept.

Tel: +81-(0)3-5561-2616

Date: October 28, 2013

URL: http://www.komatsu.com/

Announcement Concerning the Revision of Projected Business Results

Komatsu Ltd. (hereinafter “Company”) (President and CEO: Tetsuji Ohashi) has revised the projections for consolidated and non-consolidated business results for the fiscal year ending March 31, 2014, which the Company announced on April 25, 2013.

1. Projection for Consolidated Business Results for the Fiscal Year Ending March 31, 2014 (U.S. GAAP)

Millions of yen except per share amounts

	Earlier projection	Current projection	Changes		Results for FY ended March 31, 2013
	[A]	[B]	[B-A]	[(B-A)/A]
Net sales	2,050,000	1,860,000	(190,000)	(9.3)%	1,884,991

Operating income	305,000	210,000	(95,000)	(31.1)%	211,602

Income before income taxes and equity in earnings of affiliated companies	297,000	209,000	(88,000)	(29.6)%	204,603

Net income attributable to Komatsu Ltd.	184,000	136,000	(48,000)	(26.1)%	126,321

Net income attributable to Komatsu Ltd. per share—basic (Yen)	193.12	142.69	—	—	132.64

2. Projection for Non-consolidated Business Results for the Fiscal Year Ending March 31, 2014

Millions of yen except per share amounts

	Earlier projection	Current projection	Changes		Results for FY ended March 31, 2013
	[A]	[B]	[B-A]	[(B-A)/A]
Net sales	790,000	700,000	(90,000)	(11.4)%	738,871

Ordinary profit	175,000	145,000	(30,000)	(17.1)%	85,390

Net income	137,000	125,000	(12,000)	(8.8)%	66,016

Net income per share—basic (Yen)	143.71	131.07	—	—	69.28

1

3. Reasons for the Revision

[Projection for Consolidated Business Results]

With respect to the construction, mining and utility equipment business, Komatsu is projecting that sales volume will outperform the amount, which Komatsu anticipated at the beginning of the current fiscal year, in Japan where demand has remained steady, and in China where demand has upturned for recovery. Meanwhile, demand for equipment for use in mines has lingered at a level significantly lower than Komatsu’s estimation made at the start of the fiscal year, mainly in Latin America, Oceania and Asia centering on Indonesia. In this light, Komatsu is assuming that sales of this business will fall short of its projection of April 25, 2013. Concerning profits, while facing a decline in sales volume in the construction, mining and utility equipment business, Komatsu is also assuming some factors of loss, including a future risk on the inventory of wire saws, whose demand has stayed slack in the industrial machinery and others business. Accordingly, Komatsu is estimating that profits will also fall short of its initial projection. Based on these conditions, Komatsu has revised its projections of consolidated sales and profits for the fiscal year, ending March 31, 2014(April 1, 2013 – March 31, 2014).

As preconditions for its current projection, Komatsu is assuming the foreign exchange rates as follows: USD1=JPY96.5, EUR1=JPY125.6 and RMB1=JPY15.6. (Preconditions for its initial projection: USD1=JPY95, EUR1=JPY123 and RMB1=JPY15.3)

[Projection for Non-consolidated Business Results]

Similarly, the Company is also projecting that non-consolidated volume of sales of mining equipment will decline in the construction, mining and utility equipment business. In this light, the Company has revised its projection of April 25, 2013 for non-consolidated net sales and profits for the fiscal year, ending March 31, 2014(April 1, 2013 – March 31, 2014).

Cautionary Statement

The announcement set forth herein contains forward-looking statements which reflect management’s current views with respect to certain future events, including expected financial position, operating results, and business strategies. These statements can be identified by the use of terms such as “will,” “believes,” “should,” “projects” and similar terms and expressions that identify future events or expectations. Actual results may differ materially from those projected, and the events and results of such forward-looking assumptions cannot be assured.

Factors that may cause actual results to differ materially from those predicted by such forward-looking statements include, but are not limited to, unanticipated changes in demand for Komatsu principal products, owing to changes in the economic conditions in Komatsu principal markets; changes in exchange rates or the impact of increased competition; unanticipated cost or delays encountered in achieving Komatsu objectives with respect to globalized product sourcing and new Information Technology tools; uncertainties as to the results of Komatsu research and development efforts and its ability to access and protect certain intellectual property rights; and, the impact of regulatory changes and accounting principles and practices.

(end)

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